Invest in Cedar Credit Builder

Building the world's most innovative personal finance and credit solutions


1 MILLION CUPS
STREAM POWERED BY
CEDAR
Credit Builder
The Credit You Deserve
1 MILLION CUPS
BUT WHY?
CONSUMER ADOPTION
The digital revolution is

CEDARCREDITBUILDER.COM BELLEVUE WA

Technology Software Finance Social Impact Api

Why you may want to invest in us...

1. Multiple Revenue Streams
2. Contracted Bank Partner
3. Highly Experience Founding Team
4. Extended Product Roadmap for Consumer Graduation
5. Top Industry Advisors

Why investors ❤ us

WE'VE RAISED $30,000 SINCE OUR FOUNDING

Our team



Adam Finke
CEO & Co-Founder
Consumer lending expert with 10+ years in finance and operations. Most recently managed a $500MM+ fintech consumer lending portfolio.



George Ulmer
CTO & Co-Founder
Full stack developer with 15+ years of experience. Co-Founder & former CTO of HealthCrowd which has raised over $9.8MM to date.



Henry Szeto
Senior Developer
Full stack developer with 15+ years of experience and a leading team member of will.i.am's (Black Eyed Peas) artificial intelligence company (I.Am+).

Downloads

Cedar Credit Builder- Pitch Deck 20200914.pdf

Live. Build Credit.


CEDAR
Credit Builder











Live. Build Credit

PROBLEM

Banks are not effectively improving consumer preparedness or access to healthy financial services

- High Interest Credit Products
- Antiquated Credit Models
- Risk Mitigation Focused
- Minimum Credit Development

Current credit building products do not offer adequate consumer flexibility, support, or safety

- Unnecessary Credit Extension
- Long-term Commitments
- Require Secured Funds
- Minimal Credit Score Impact

CEDAR Credit Builder

CEDAR'S SOLUTION

Turn each consumer's specific lifestyle into a Credit Building Opportunity

Live. Build Credit.

LINK YOUR BANK ACCOUNT

Cedar finds the bills & subscriptions you pay each month and gives you a Credit Card to pay them. Keeping you safe by not extending more credit than you need.

SPEND YOUR MONEY

Add the Cedar Card as your preferred payment method for the selected bills & subscriptions.

WATCH YOUR CREDIT GROW

Repay your Line of Credit each month and Cedar will report the positive payment history to the Credit Bureaus

CEDAR Credit Builder

MARKET

US Pop: 321MM
77% > 18yo
59% Thick Credit Profiles
48MM
41% Thin/No Credit Profile or Invisible
102MM

Total Addressable Market: $10.56 Billion

1 in 3 consumers with Thick Credit profiles have poor credit ratings

Americans spend around $2.8B annually on Credit Repair Services

2 Stage Customer Acquisition Strategy
Stage 1: B2B2C, Stage 2: B2C
Goal of 68,000 consumers by June 2022

CEDAR Credit Builder

Business Model

Credit Builder Revenue	White Label Revenue	Graduation Revenue	Ancillary Revenue
• Monthly $5 Credit Builder Fee • Transaction Interchange 1.9%+$0.10/per	• Credit Builder Servicing Fee • Alternative Data Credit Products	• Direct Deposit Account • Savings Account • Add-On Cedar Credit Products	• Underwriting Model Licensing • Credit Referral Networks • Leads List Generation

CEDAR Credit Builder

COMPETITION MATRIX

High
tomo.
CEDAR Credit Builder
Experian Boost
LevelCredit
Low
Credit Impact
High
Growcredit
chime
Flexibility
Self.











LOW

Competitive Advantages

NO SECURITY DEPOSITS
Cedar lets you keep your hard-earned money in your account.

NO CREDIT CHECKS
No need to pull your credit as. Cedar relies on bank transaction data determine eligibility.

NO LONG-TERM COMMITMENT
Cedar's Credit Builder runs in 1-month cycles and you can cancel at any time.

AFFORDABLE
Cedar charges a flat monthly $5 fee. NO Late Fees & NO NSF Fees.

CEDAR
Credit Builder

Proprietary Tech

Proprietary Eligibility Algorithm
Transaction algorithm to simplify Credit Builder eligibility and maximize revenue

Innovative Credit Controls
Active credit controls to minimize risk and consumer cost

API-Based Tech Stack
API-based tech stack to allow for dynamic change capabilities

CEDAR
Credit Builder

CEDAR
Credit Builder

ADAM FINKE
Hustler, CEO
MBA | Consumer Lending Expert
Purveyor of Financial Inclusion for All

Plains
WELLS FARGO
MetaBank

GEORGE ULMER
Transformer, CTO
Fintech expert with wide knowledge of API utilization

smartsheet
HealthCrowd
i.am+

HENRY SZETO
Visionary, Designer
UI/UX design to create traction and maintain monthly active users

GIMBAL
i.am+

CEDAR
Credit Builder

MILESTONES & NEXT STEPS

Beta platform development complete

Letter of intent executed with real estate organization: Access to 20,000+ customers

Falls Fintech Accelerator; Completed October 30th 2020

1. Complete Bank Onboarding & Implementation
   - Central Bank of Kansas City
   - Central Payments
2. Finalize Credit Builder White Label LOI with Bank Trade Organization: 82 Banks with 400,000+ Customers
3. Phased Launch Timeline
   - MVP Launch- April 2021
   - Full Market Launch- June 2021

Product/Revenue Roadmap

2021 Revenue Projection:
$133,000
Dec 31
2022 Revenue Projection:
$5,750,000
Dec 31
2023 Revenue Projection:
$26,191,000
Dec 31
Established Bank Partnership
Aug 10
Credit Builder- Launch
Apr 1
Savings Builder/DDA- Launch
May 1
Credit Card- Launch
Oct 3
2020
2020
2021
2022
2023
2023
Today
Bank/Processor/Network- Implementation
Jan 1 - Mar 31
Savings Builder/DDA- Development
Jun 1 - May 31
Credit Card- Development
Jun 1 - Sep 30

CEDAR
Credit Builder

*exact timeline cannot be guaranteed

FUNDING


Pre-Seed
$65,000 Raised
Central Bank of Kansas City
Central Payments
Falls Fintech
Friends/Family
All SAFEs
Seed Round: Open
Seed funding will allow Cedar to complete implementation with its partner bank (Central Bank of Kansas City/Central Payment), processor (Core Card), and move to an MVP launch in Q1 of 2021 and full market launch in Q2 of 2021. Funding of $2 million would extend runway from 12 to 18 months.
Raising $1,500,000
30% Brand/Marketing
28% Salaries/Benefits
19% Operations/Servicing
13% Product/Development
10% Bank Implementation/Legal
Goal to close by 2/28/21
CEDAR
Credit Builder

Investor Q&A

− COLLAPSE ALL

What does your company do?

Cedar offers a custom built credit card to cover bills and subscriptions that the consumer already pay in order to help them build the credit they deserve when Cedar reports the on time payment to the credit bureaus.

Where will your company be in 5 years?

Cedar hopes to grow into a new banking as a service platform with a full suite of financial products. Savings Accounts, DDA, Credit Cards, and Other Consumer Lending loan products. Think of Chime, but better! These goals are projections and cannot be guaranteed.

Why did you choose this idea?

I (Adam Finke) have been a consumer lending expert for a number of years and saw first hand the damage high cost credit products can cause. I wanted to change the narrative and help people build solid credit profiles before they need them.

How far along are you? What's your biggest obstacle?

Cedar is nearing our Beta launch in Q4 of 2020 through participation in the Falls Fintech Accelerator which comes with a bank partnership. Our platform is ready, but require the banking relationship to complete lending operations in various states. The Banking partnership with Central Bank of Kansas City and its payment division Central Payments will provide the needed card issuing and ACH payments processing features needed to execute. Full bank partnership requires the funding of an annual minimums account, which will be approximately $100,000. This means funding is the biggest obstacle in our current stage.

Who competes with you? What do you understand that they don't?

Secured Credit Cards products (Chime's Credit Builder is an example), Experian Boost, and Build Credit. These companies each have short comings when it comes to requiring consumers to lock up funds in a secured account, extended commitment terms, and minimum overall impact to consumer credit scores.

Cedar Credit Builder is a brand new product construct that eliminates each of these consumer pain points and is the best solution for consumer to get a jump start on their credit journey.

How will you make money?

The Cedar Credit Builder offers multiple revenue streams along with consumer graduation opportunities. Through consumer use of the Cedar Credit Builder, Cedar earns revenue through the monthly disbursement fee which ranges up to 2.5%. Additionally Cedar earns a share of the interchange revenue of Cedar Card transactions.

As consumers continue to utilize the Cedar Credit Builder, Cedar is able to develop consumer insights that will allow product expansion into new credit opportunities such as consumer credit cards and loans. Consumer graduation along with the ability to increase deposits through savings programs and direct deposit account incentive offers, give Cedar long term growth potential.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The top 2 risks that we see at Cedar are customer acquisition and lending capital/funding. Being able to acquire consumers at an extremely affordable rate is paramount to our initial success as we've created the Cedar Credit Builder to be cost effective to the consumer so maintain low churn rates and maintain the likelihood of a consumer moving on to future Cedar credit product offerings. Funding is required for completing blank implementation and moving to full market launch which will require lending capital. If lending capital is not present Cedar would need to rely on the Bank approved balance sheet utilization, which would minimize Cedar's economic returns.

What is Cedar's customer acquisition strategy?

Cedar will implement a 2-stage customer acquisition strategy. Stage 1 focuses on 2 strategic partnerships that we are in process of LOI creation with. These partnerships test

both the B2C and B2B avenues with access to over 250,000 consumers. Stage two will see Cedar expand into a direct to consumer marketing strategy. Utilizing stage one consumer insights, Cedar will utilize SMEs to develop and implement a digital/social marketing strategy.



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